As filed with the Securities and Exchange Commission on August 28, 2015
Securities Act File No. 333-205936

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment
                                                    No.   _1_                                            [X]

Post-Effective Amendment
                                                     No.  ___                                             [  ]
(Check appropriate box or boxes)

Brown Advisory Funds
(Exact Name of Registrant as Specified in Charter)
901 South Bond Street, Suite 400
Baltimore, Maryland 21231-3340
(Address of Principal Executive Offices)

Registrant’s Telephone Number: (800) 645-3923

David M. Churchill
President
Brown Advisory Funds
901 South Bond Street, Suite 400
Baltimore, Maryland 21231-3340
(800) 645-3923
(Name and Address of Agent for Service)

Copy to: Patrick W. D. Turley, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

No filing fee is due because an indefinite number of shares of beneficial interest have been deemed to be registered in reliance on Section 24(f) under the Investment Company Act of 1940, as amended.

EXPLANATORY NOTE
This Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 is being filed for the sole purpose of delaying the effectiveness of the Registrant’s previously filed initial Registration Statement on Form N-14 (File No. 333-205936) which was filed on July 29, 2015.  This Pre-Effective Amendment No. 1 incorporates by reference in full the information contained in Parts A, B and C of the initial Registration Statement on Form N-14 as filed with the Commission on July 29, 2015.

SIGNATURES

As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 has been signed on behalf of the Registrant, in the City of Baltimore and State of Maryland, on the 28th day of August, 2015.

Brown Advisory Funds

By: /s/ David M. Churchill*
David M. Churchill, President

As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 has been signed by the following persons in the capacities indicated on the 28th day of August, 2015.

/s/ David M. Churchill*
David M. Churchill	President
August 28, 2015

/s/ Jason T. Meix*
Jason T. Meix	Treasurer
August 28, 2015

/s/ Michael D. Hankin*
Michael D. Hankin	Trustee
August 28, 2015

/s/ Joseph R. Hardiman*
Joseph R. Hardiman	Trustee and Chairman of the Board
August 28, 2015

/s/ Henry H. Hopkins*
Henry H. Hopkins	Trustee
August 28, 2015

/s/ Kyle P. Legg*
Kyle P. Legg	Trustee
August 28, 2015

/s/ Neal F. Triplett*
Neal F. Triplett	Trustee
August 28, 2015

/s/ Thomas F. O’Neil III*
Thomas F. O’Neil III	Trustee
August 28, 2015

*By: /s/ Patrick W. D. Turley Patrick W. D. Turley As attorney-in-fact pursuant to powers of attorney filed with the initial Registration Statement on Form N-14 filed on July 29, 2015.